



Jonathan Spangler · 2nd

CEO and Founder | Ciari Guitars | Featured in Forbes, USA Today, CNN, Guitar Player Magazine, Guitar World Magazine

San Diego, California, United States · 500+ connections ·

Contact info

 **Ciari Guitars**

University of Dayton of Law

Providing services

Patent Law, Intellectual Property Law, and Trademark Law

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Featured   See all



The Most Convenient Guitar In The World
Forbes

Today's customers want and expect a frictionless experience – in other words, a…



The Ciari Guitars Brand Story
Vimeo

Jonathan Spangler, CEO & Founder of Ciari Guitars, tells the story behind The…

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Guita

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Experience

Chief Executive Officer

Ciari Guitars

Mar 2016 – Present · 4 yrs 10 mos

Greater San Diego Area

Ciari Guitars is a music-tech startup focused on disrupting the global guitar market with our revolutionary Ascender™ premium travel guitar and pipeline of mid-tier guitars (electric, acoustic, bass), all boasting a patented folding system that allows our Nashville crafted, traditional look/feel/play guitars fold in half for unparalleled travel convenience yet stage-worthy performance quality.

Visit https://CiariGuitars.com to join the revolution in guitar mobility.

Principal and Founder

Spangler Advisory Services, P.C.

Mar 2016 – Present · 4 yrs 10 mos

Greater San Diego Area

Consulting and Board of Directors (BOD) services leveraging my 20+ years of legal and business experience (including USPTO, law firm, and corporations from start-up stage through global market leader) in the life science industry, with special emphasis on intellectual property law, technology assessment, and business development. ...see mor

Board Member and Chief IP Strategist

Integrity Implants · Part-time

Aug 2017 – Present · 3 yrs 5 mos

Board Member and Chief IP Strategist for innovative medical device company specializing in expandable implants for spine surgery, including the Flarehawk expandable interbody fusion implant and a pipeline of value added products for advancing minimally invasive spine surgery.

Board Member and Chief IP Strategist

StartBox, LLC · Part-time

Aug 2016 – Present · 4 yrs 5 mos

Board Member and Chief IP Strategist. StartBox LLC is a medical device technology company focusing on redefining patient safety via the StartBox Patent Safety Solution - the ultimate system to safely start a surgical procedure through a cloud-based system to capture, track and communicate relevant information from the initial consultation in clinic through the k ...see mor

Strategic IP Advisor

DinamicOR

Mar 2016 – Present · 4 yrs 10 mos
Pittsford, NY

DinamicOR is an Integrated Workflow Management System that has standardized the most intuitive and ergonomic method of organizing OR equipment and surgical information – which improves the efficiency and reproducibility of surgical processes, in addition to helping nurses and surgical technicians provide thoughtful patient care.

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Education



University of Dayton School of Law
Law, Patent Law
1992 – 1995

Moot Court – Member and Director



Marquette University
Bachelor of Science, Biomedical Engineering
1987 – 1991

Honors: Academic Scholarship Recipient, Dean's List
Activities: MU Ice Hockey Team

Volunteer experience

Executive in Residence (Business Advisor)
CONNECT
2014 – Present · 6 yrs
Science and Technology

Mentor and advise start-up companies in the Springboard Program at CONNECT (one of San Diego's premier start-up development programs), primarily in the area of life sciences with an emphasis on intellectual property (IP) strategy.



